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                               September 12, 2023

       Nadir Ali
       Chief Executive Officer
       Inpixon
       2479 E. Bayshore Road, Suite 195
       Palo Alto, CA 94303

                                                        Re: Inpixon
                                                            Registration
Statement on Form S-4
                                                            Filed August 14,
2023
                                                            File No. 333-273964

       Dear Nadir Ali:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed August 14, 2023

       Risk Factors, page 22

   1. We note that following the transaction, the shareholders of XTI will own more than 60%
                                                        of the combined
company. We further note that this would constitute the initial public
                                                        offering of XTI   s
equity securities. As such, please add a risk factor highlighting the risks of going public through
a reverse merger rather than an underwritten offering. These risks may include the absence
of due diligence conducted by an underwriter that would be
                                                        subject to liability
for any material misstatements or omissions in a registration statement.
 Nadir Ali
FirstName
Inpixon LastNameNadir Ali
Comapany 12,
September NameInpixon
              2023
September
Page 2    12, 2023 Page 2
FirstName LastName
Inpixon's Reasons for the Merger, page 74

2. We note your statement that the board considered the listed factors among other things.
         Please revise to provide, without qualification, the full list of material factors considered by the board when recommending that Inpixon shareholders approve the merger. Refer to
         Item 1014(b) of Regulation M-A.
3. We note your statement that XTI has secured more than 700 conditional pre-orders including aircraft purchase agreements. Please disclose the percentage of these pre-orders that are binding commitments, tell us the terms of these agreements and whether any of these agreements are expected to be material. If so, consider filing them as exhibits. Refer to Item 601(b)(10) of Regulation S-K.
4. Please balance your discussion of the 700 conditional pre-orders you have received by including a discussion in the negative factors considered by the board of the reasons you may not be able to realize the potential benefits of these orders. For example, we note your statement on page 55 that you do not expect to obtain approval from the Federal
         Aviation Administration and regulatory bodies in other countries and commence deliveries until 2027 at the earliest.
5. We note your risk factor on page 36 that the loss of your chief executive officer may adversely impact your business. However, it appears that following the merger, the officers of XTI will become the officers of the combined entity. Please tell us how this
         impacted the board   s recommendation of the transaction.
Opinion of Gemini Valuation Services, page 77

6.       Please revise to provide the disclosure required by Item
1015(b)(2)-(4) of Regulation M-
         A.
XTI Business
The Market, page 133

7. We note your statement that you have received conditional pre-orders for over 700 aircrafts. Please revise to discuss the geographic location of the potential customers that have placed pre-orders.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
 Nadir Ali
Inpixon
September 12, 2023
Page 3

Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                           Sincerely,
FirstName LastNameNadir Ali
                                                           Division of
Corporation Finance
Comapany NameInpixon
                                                           Office of Technology
September 12, 2023 Page 3
cc:       Blake Redwine
FirstName LastName